LION PARTNERSHIP
                            ( A LIMITED PARTNERSHIP)

                              FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT





The Partners
Lion Partnership

     We have audited the accompanying balance sheet of the Lion Partnership (the "Partnership") as of December 31, 2001 and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.





/s/ Deloitte & Touche LLP


Certified Public Accountants

Tampa, Florida
March 8, 2002

                                LION PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                                 BALANCE SHEETS
                                  DECEMBER 31,
                            (IN THOUSANDS OF DOLLARS)





                                                                              2001              2000
                                                                                            (unaudited)
                                                                       --------------------------------------
ASSETS

Marine vessel held for lease, at cost                                   $         19,968   $         19,968
Less accumulated depreciation                                                    (11,141)            (9,375)
                                                                        -------------------------------------
    Net equipment                                                                  8,827             10,593

Accounts receivable                                                                  776                243
                                                                        -------------------------------------
      Total assets                                                      $          9,603   $         10,836
                                                                        =====================================


LIABILITIES AND PARTNERS' CAPITAL

Liabilities:
Accounts payable and accrued expenses                                   $            111  $             169
Due to affiliates                                                                     51                 25
Lessee deposits and drydock reserves                                                 514                214
                                                                        -------------------------------------
  Total liabilities                                                                  676                408
                                                                        -------------------------------------

Partners' capital (deficiency):
Limited partners                                                                   9,040             10,525
General partner                                                                     (113)               (97)
                                                                        -------------------------------------
  Total partners' capital                                                          8,927             10,428
                                                                        -------------------------------------

      Total liabilities and partners' capital                           $          9,603  $          10,836
                                                                        =====================================
















                 See accompanying notes to financial statements.

                                LION PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                            STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED DECEMBER 31,
                            (IN THOUSANDS OF DOLLARS)



                                                           2001                 2000               1999
                                                                             (unaudited)        (unaudited)
                                                     ----------------------------------------------------------
REVENUES

Lease revenue                                         $        9,514       $        4,378     $         4,213
Interest and other income                                        137                   39                   1
                                                      ---------------------------------------------------------
  Total revenues                                               9,651                4,417               4,214
                                                      ---------------------------------------------------------

EXPENSES

Depreciation and amortization                                  1,766                2,161               2,606
Marine operating expenses                                      3,845                1,739               2,197
Repairs and maintenance                                          639                  732                 560
Management fees to affiliate                                     476                  219                 211
Insurance expense                                                102                  112                 282
Administrative expenses to affiliates                            201                   41                  55
Administrative and other                                          60                   33                  28
                                                      ---------------------------------------------------------
  Total expenses                                               7,089                5,037               5,939
                                                      ---------------------------------------------------------

      Net income (loss)                               $        2,562       $         (620)    $        (1,725)
                                                      =========================================================
























                 See accompanying notes to financial statements.

                                LION PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999
                            (IN THOUSANDS OF DOLLARS)







                                                                       Limited         General
                                                                       Partners        Partner           Total
                                                                   -------------------------------------------------

  Partners' capital (deficiency) at December 31, 1998
     (unaudited)                                                    $      14,624   $         (56) $       14,568

Net loss (unaudited)                                                       (1,708)            (17)         (1,725)

Cash distribution (unaudited)                                                (470)             (5)           (475)
                                                                    ------------------------------------------------

  Partners' capital (deficiency) at December 31, 1999
     (unaudited)                                                           12,446             (78)         12,368

Net income (unaudited)                                                       (614)             (6)           (620)

Cash distribution (unaudited)                                              (1,307)            (13)         (1,320)
                                                                    ------------------------------------------------

  Partners' capital (deficiency) at December 31, 2000
     (unaudited)                                                           10,525             (97)         10,428

Net income                                                                  2,537              25           2,562

Cash distribution                                                          (4,022)            (41)         (4,063)
                                                                    ------------------------------------------------

  Partners' capital (deficiency) at December 31, 2001               $       9,040   $        (113)  $       8,927
                                                                    ================================================



















                 See accompanying notes to financial statements.

                                LION PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                            STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,
                            (IN THOUSANDS OF DOLLARS)

                                                                      2001               2000              1999
                                                                                      (unaudited)      (unaudited)
                                                               ---------------------------------------------------------

OPERATING ACTIVITIES

Net income (loss)                                              $         2,562    $         (620 ) $          (1,725)
Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
  Depreciation and amortization                                          1,766             2,161               2,606
  Changes in operating assets and liabilities:
    Accounts receivable                                                   (533)               92                (336)
    Prepaid expenses                                                        --                --                  82
    Accounts payable and accrued expenses                                  (58)             (144)                173
    Due to affiliates                                                       26                (6)                  8
    Lessee deposits and drydock reserves                                   300              (163)               (333)
                                                               ---------------------------------------------------------
      Net cash provided by operating activities                          4,063             1,320                 475
                                                               ---------------------------------------------------------

FINANCING ACTIVITIES

Cash distributions-General Partner                                         (41)              (13)                 (5)
Cash distributions-limited partners                                     (4,022)           (1,307)               (470)
                                                               ---------------------------------------------------------
      Net cash used in by financing activities                          (4,063)           (1,320)               (475)
                                                               ---------------------------------------------------------

Net change in cash and cash equivalents                                     --                --                  --
Cash and cash equivalents at beginning of year                              --                --                  --
                                                               ---------------------------------------------------------
Cash and cash equivalents at end of year                       $            --    $           --   $              --
                                                               =========================================================





















                 See accompanying notes to financial statements.

                                LION PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                          NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION

Lion Partnership, a California limited partnership (the Partnership), was formed during July 1997. The Partnership was formed for the purpose of purchasing a tanker marine vessel and commenced significant operations in July 1997. The Partnership has no employees nor operations other than the operation of the marine vessel. The Partnership is owned 99% by the limited partners and 1% by the General Partner. The Partnership has two limited partners: PLM Equipment Growth Fund V (EGF V), a California limited partnership, and PLM Equipment Growth & Income Fund VI (EGF VI), a California limited partnership, (collectively, the Limited Partners). The Limited Partnership is owned 47.5% by EGF V and 52.5% by EGF VI. The General Partner is the Lion Corporation (LC) which is owned 47.5% by EGF V and 52.5% by EGF VI.

PLM Financial Services Inc. (FSI) is the General Partner of EGF V and EGF VII. FSI is a wholly-owned subsidiary of PLM International, Inc.

The marine vessel was purchased in July 1997 for $19.1 million. EGF V and EGF VI paid acquisition and lease negotiation fees of $1.1 million to FSI.

     ESTIMATES

These accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All amounts as of and for the years ended December 31, 2000 and 1999 are unaudited.

     OPERATIONS

The marine vessel in the Partnership is managed under a continuing management agreement by PLM Investment Management, Inc. (IMI), a wholly-owned subsidiary of FSI. IMI receives a monthly management fee from the Partnership for managing the marine vessel (Note 3). FSI, in conjunction with its subsidiaries, sells equipment to investor programs and third parties, manages pools of transportation equipment under agreements with investor programs, and is the general partner of other limited partnerships.

     CASH AND CASH EQUIVALENTS

All cash generated from operations is distributed to the partners; accordingly, the Partnership has no cash balance at December 31, 2001 and 2000.

     ACCOUNTING FOR LEASES

The marine vessel in the Partnership is leased under operating leases. Under the operating lease method of accounting, the leased asset is recorded at cost and depreciated over its estimated useful life. Rental payments are recorded as revenue over the lease term as earned in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases". Lease origination costs were amortized over three years.

                                LION PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                          NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     DEPRECIATION

Depreciation of the marine vessel is computed using the double-declining balance method, taking a full month's depreciation in the month of acquisition, based upon an estimated useful life of 12 years. The depreciation method changes to straight-line when the annual depreciation expense using the straight-line method exceeds that calculated by the double-declining balance method. Acquisition fees of $0.9 million, that were paid to FSI, were capitalized as part of the cost of the equipment. Lease negotiation fees of $0.2 million were capitalized as well. Major expenditures that are expected to extend the marine vessel's useful life or reduce future equipment operating expenses have been capitalized and amortized over the estimated remaining life of the marine vessel.

     MARINE VESSEL

The marine vessel held for operating leases is stated at cost less any reductions to the carrying value as required by Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121).

In accordance with SFAS No. 121, the General Partner reviews the carrying value of the Partnership's marine vessel at least quarterly and whenever circumstances indicate that the carrying value of the marine vessel will not be recoverable due to expected future market conditions. If the projected undiscounted cash flows and the fair market value of the marine vessel are less than the carrying value of the marine vessel, a loss on revaluation is recorded. No revaluations to the marine vessel were required in 2001, 2000, or 1999.

In October 2001, Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), which replaces SFAS No. 121. SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets, expands the scope of a discontinued operation to include a component of an entity, and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001.

The Partnership will apply the new rules on accounting for the impairment or disposal of long-lived assets beginning in the first quarter of 2002, and they are not anticipated to have an impact on the Partnership's earnings or financial position.

     REPAIRS AND MAINTENANCE

Repairs and maintenance for the marine vessel are the obligation of the Partnership. Costs associated with marine vessel drydocking are estimated and accrued ratably over the period prior to such drydocking. Drydock reserves are included in lessee deposits and drydock reserves in the accompanying balance sheets.

     NET INCOME (LOSS) AND CASH DISTRIBUTION TO LIMITED PARTNERS

The net income (loss) and cash distributions of the Partnership are allocated 99% to the limited partners and 1% to the General Partner. The net income (loss) and cash distributions are allocated to the limited partners based on their percentage of ownership in the Partnership.

Cash distributions are recorded when paid.








                                LION PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                          NOTES TO FINANCIAL STATEMENTS


     COMPREHENSIVE INCOME (LOSS)

The Partnership's net income (loss) is equal to comprehensive income (loss) for the years ended December 31, 2001, 2000, and 1999.

2. GENERAL PARTNER

LC contributed $100 of the Partnership's initial capital. LC is owned by two shareholders; EGF V owns 47.5% and EGF VI owns 52.5%. Dividends, if declared, are paid to the shareholders based on the percentage of ownership each shareholder owns.

3. TRANSACTIONS WITH AFFILIATES

Under the equipment management agreement, the Partnership pays IMI a monthly management fee attributable to owned equipment equal to the lesser of (i) the fees that would be charged by an independent third party for similar services for similar equipment or (ii) 5% of the gross lease revenues attributable to equipment that is subject to operating leases. The Partnership's management fee expense to affiliate was $0.5 million, $0.2 million, and $0.2 million during 2001, 2000, and 1999, respectively. The Partnership's management fee in 2001 was equal to 5% of gross operating lease revenues and was less than an independent third party management fee charged for similar services for similar equipment. The Partnership reimbursed FSI $0.2 million, $41,000, and $0.1 million during 2001, 2000, and 1999, respectively, for data processing and administrative expenses directly attributable to the Partnership.

Partnership management fees payable to IMI were $51,000 and $25,000 as of December 31, 2001 and 2000, respectively.

4. MARINE VESSEL ON LEASE

The Partnership's marine vessel is leased to multiple operators on a time charter basis. In such instances, revenues are earned from each lessee that hires the marine vessel for a specific voyage.

EGF VI's 52.5% interest in the marine vessel in the Partnership is used as collateral against the senior loan of EGF VI.

The marine vessel's leases are being accounted for as operating leases. There are no future minimum rentals under non-cancelable leases at December 31, 2001. Per diem and short-term rentals consisting of utilization rate lease payments included in lease revenues amounted to $9.5 million in 2001, $1.7 million in 2000, and $1.4 million in 1999.

5. GEOGRAPHIC INFORMATION

The Partnership's marine vessel is leased to multiple lessees in different regions that operate worldwide.

6. INCOME TAXES

The Partnership is not subject to income taxes, as any income or loss is included in the tax returns of the individual partners owning the Limited Partners. Accordingly, no provision for income taxes has been made in the financial statements of the Partnership.

As of December 31, 2001, the financial statement carrying amounts of assets and liabilities were approximately $6.1 million lower than the federal income tax basis of such assets and liabilities, primarily due to differences in reserve for repairs, depreciation methods, and lessee prepaid deposits.

                                LION PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                          NOTES TO FINANCIAL STATEMENTS

7. CONCENTRATIONS OF CREDIT RISK

Financial   instruments,   which   potentially   subject  the   Partnership   to
concentrations of credit risk, consist principally of accounts receivable.

The Partnership's lessees that accounted for 10% or more of the total revenues for the marine vessel during the past three years were: Vitol (13% in 2001), Trafigura (14% in 2001), Team Tankers (76% in 2000), Shell (16% in 2000), Stolt Tankers, Inc. (67% in 1999), Alpine (15% in 1999), and Bulk Handle (10% in
1999).

As of December 31, 2001, the General Partner believes the Partnership had no other significant concentrations of credit risk that could have a material adverse effect on the Partnership.